Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Vivakor, Inc.

We consent to the use, in this Amendment No. 3 Form S-1 Registration Statement under the Securities Act of 1933 (File No_ 333-250011), of our report dated April 9, 2021 with respect to the audit of the consolidated balance sheet of Vivakor, Inc. (the "Company") as of December 31, 2020 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2020 and the related notes to the consolidated financial statements, included herein and to the reference to our firm under the heading "Experts" in the prospectus to be filed on or around April 9, 2021.

/s/ Macias Gini O'Connell LLP

Macias Gini O'Connell LLP

Irvine, California

April 9, 2021